(Speizman logo) SPEIZMAN
                                                         INDUSTRIES, INC.
                                                         1996 ANNUAL REPORT

Dear Stockholders:
  Fiscal 1996 was the first year in the last ten that your Company lost money. We had net revenues of $46.3 million, a decline of 24.9% from last year. Those revenues generated an operating loss of $240,000 or 7(cents) per share. We also discontinued an operation for a loss of $333,000 or 10(cents) per share. The combined loss was $573,000 or 17(cents) per share.
  However, the fourth quarter of Fiscal 1996 shows a sales increase over the prior year's fourth quarter of 7.6% with after-tax profits of $422,000 or 13(cents) per share, a 64% improvement over the fourth quarter of last year. During the first three quarters of our fiscal year, demand for the products produced by all of the equipment in the various fields in which we operate was weak. This resulted in soft equipment sales. During our fourth quarter, demand for our sock machines increased dramatically. This increase in demand, particularly for our Lonati machines which produce sport athletic socks, and other peripheral equipment which we sell to the sock industry, were the major reasons for our rebound.
  During Fiscal 1996, we determined that our CopyGuard Division was no longer viable and we discontinued it. This resulted in a one-time loss of $333,000 or 10(cents) per share. We continue to aggressively manage and monitor the results of all of the Divisions of your Company. We make every effort to enhance their sales and profitability. However, when management feels that a Division is no longer viable, we will not hesitate to terminate its operations.
  Your Company will remain as a distributor/service company within the capital equipment business. We will continue to evaluate and expand wherever possible our current Divisions while searching for additional products to distribute. Although we are not now in negotiations for acquiring a company, we certainly would consider an acquisition if we felt that the company meshed with our overall needs and strategy. Our goal is to increase the value of the shares of Speizman Industries' stock in a prudent yet aggressive manner. We also want to keep your Company financially strong with as little debt as possible.
  We are a distributor. Our objective is to be the dominant supplier in every industry in which we operate. We want to achieve this dominance by giving our customers the lowest possible prices with the best technical service and after-sales follow-up on the equipment they purchase from us. We want to help our customers by developing and strengthening their business and making sure that the products we sell them are delivered to them at the lowest possible price.
  We want all of our employees to feel each lost sale is a personal loss, not just a business loss. We want to make sure that each of our customers realize that we are totally committed to strengthening their businesses so that Speizman can continue to be their partner as they continue to grow and succeed in their business efforts.
  Fiscal 1996 has ended in a very positive manner. We hope that we will be able to continue this growth, both in sales and in profits, through Fiscal 1997.
Very truly yours,
SPEIZMAN INDUSTRIES, INC.

/s/ Robert S. Speizman

Robert S. Speizman
President

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

                                                                FISCAL YEAR ENDED
                                              JUNE 29,    JULY 1,    JULY 2,    JULY 3,    JUNE 27,
                                                1996       1995       1994       1993        1992
                                                (IN THOUSANDS, EXCEPT NET INCOME PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net revenues                                $46,280     $61,597    $69,526    $39,552    $26,564
  Cost of sales                                40,547      53,986     60,004     32,635     22,997
  Gross profit                                  5,733       7,611      9,522      6,917      3,567
  Selling, general and
     administrative expenses                    6,045       5,478      4,350      3,651      2,546
  Operating income (loss)                        (312)      2,133      5,172      3,266      1,021
  Interest (income) expense, net                  (43)        (15)         6        186        196
  Income (loss) before taxes on income           (269)      2,148      5,166      3,080        825
  Taxes (benefit) on income (1)                   (29)        854      1,869        661         82
  Income (loss) from continuing operations       (240)      1,294      3,297      2,419        743
  (Loss) from discontinued operation             (333)         --         --         --         --
Net income (loss)                                (573)      1,294      3,297      2,419        743
  Preferred stock dividends                        --          --         41         --         --
  Net income (loss) applicable to common
     stock                                    $  (573)    $ 1,294    $ 3,256    $ 2,419    $   743
PER SHARE DATA:
  Income (loss) from continuing operations    $  (.07)    $   .40    $  1.12    $  1.03    $   .32
  Loss from discontinued operation            $  (.10)         --         --         --         --
  Net income (loss)                           $  (.17)    $   .40    $  1.12    $  1.03    $   .32
  Weighted average number of shares             3,284       3,271      2,905      2,360      2,297
BALANCE SHEET DATA:
  Working capital                             $16,313     $17,613    $16,579    $ 4,553    $ 2,792
  Total assets                                 36,149      35,704     30,160     18,145     13,519
  Short-term debt                                  --          --         --        175        401
  Long-term debt, including current
     maturity                                     148         147        293      1,060      1,374
  Stockholders' equity                         18,203      18,782     17,483      5,137      2,714

(1) Reflects the utilization of prior net operating losses to completely offset federal income taxes in 1992 and to partially offset federal income taxes in 1993.
1

BUSINESS OVERVIEW
GENERAL
Speizman Industries, Inc. (the "Company") is the leading distributor of new sock knitting machines in the United States. It distributes technologically advanced sock knitting machines manufactured by Lonati, S.p.A., Brescia, Italy ("Lonati"), which the Company believes is the world's largest manufacturer of hosiery knitting equipment. It also distributes Lonati sock and sheer hosiery knitting machines in Canada. In addition, through sales arrangements with other European textile machinery manufacturers, the Company distributes other sock knitting machines, knitting machines for underwear, sweaters, collars and trim, and other knitted fabrics and other equipment related to the manufacture of socks, sheer hosiery and other textile products, principally in the United States and Canada. The Company also sells dyeing and finishing equipment for the textile industry. The Company sells textile machine parts and used textile equipment in the United States and in a number of foreign countries.

ALL REFERENCES HEREIN ARE TO THE COMPANY'S 52-OR-53 WEEK FISCAL YEAR ENDING ON THE SATURDAY CLOSEST TO JUNE 30. FISCAL 1996, 1995, 1994, AND 1992, EACH CONTAINED 52 WEEKS AND ENDED ON JUNE 29, 1996, JULY, 1, 1995, JULY 2, 1994 AND JUNE 27, 1992. FISCAL 1993 CONTAINED 53 WEEKS AND ENDED ON JULY 3, 1993. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM THE "COMPANY" AS USED HEREIN INCLUDES SPEIZMAN INDUSTRIES, INC. AND ITS SUBSIDIARIES.

The Lonati single cylinder machines distributed by the Company are for the knitting of athletic socks. The Lonati double cylinder machines are for the knitting of dress and casual socks. The Lonati machines are electronic, high-speed, and have computerized controls. Lonati single cylinder machines are capable of knitting pouch heel and toe, reciprocated heel and toe and tube socks. These and other features allow the rapid change of sock design, style and size, result in increased production volume and efficiency and simplify the servicing of the machines. The Company distributes these sock knitting machines as well as Lonati sheer hosiery knitting machines in Canada. In addition, the Company distributes the knitting machines, described below, manufactured by Santoni, S.r.l. Brescia, Italy ("Santoni"), one of Lonati's subsidiaries, in the United States and Canada. Sales by the Company in the United States and Canada of machines manufactured by Lonati, S.p.A., generated the following percentages of the Company's net revenues: 46.2% in 1996, 44.4% in 1995 and 65.6% in 1994. In addition, sales of Santoni machines in the United States and Canada generated 4.8%, 9.3% and 4.4% of the Company's net revenues in fiscal 1996, 1995 and 1994, respectively.
In addition to the Lonati machines, the Company distributes new knitting and other machines and equipment under written agreements and other arrangements with the manufacturers. The following table sets forth certain information concerning certain of these additional distribution arrangements:

MANUFACTURER               MACHINE                                TERRITORY
Santoni, S.r.l.,           Circular knitting machines for         United States and Canada
  Brescia, Italy             underwear, men's socks and women's
                             sheer hosiery and surgical support
                             hose
Conti Complett, S.p.A.,    Sock toe closing machines and sock     United States and Canada
  Milan, Italy               turning devices
Sperotto Rimar, S.p.A.,    Fabric processing and finishing        United States
  Malo, Italy                machines
Corino Macchine, S.r.l.,   Fabric handling equipment              United States and Canada
  Alba, Italy
Fimatex,                   Turning devices for sock machines      United States
  Scandicci, Italy
Orizio Paolo, S.p.A.,      Fabric knitting machines               United States
  Brescia, Italy
Tonello, S.r.l.,           Garment wet processing equipment       United States, Canada and Mexico
  Sarcedo, Italy

2

MANUFACTURER               MACHINE                                TERRITORY
Solis, S.r.l.,             Flat parts for knitting machines       United States
  Florence, Italy
Mec-Mor, S.p.A.,           Circular knitting machines for         United States and Canada
  Varese, Italy              sweaters
Zamark, S.p.A..            Flat knitting machines for collars     United States, Canada, the United
  Somma Lombardo, Italy      and trim and sweaters                  Kingdom and Ireland
Jumberca, S.A.,            Sweater knitting machines              United States, Canada, the United
  Badalona, Spain                                                   Kingdom and Ireland

Sales of machines manufactured by Zamark (an affiliate of Lonati) generated 1.0%, 1.0% and 1.1% of the Company's net revenues in fiscal 1996, 1995 and 1994, respectively. In August 1996, this distribution agreement was canceled effective December 31, 1996.

Sales of machines manufactured by Jumberca generated 2.9%, 9.8% and 9.8% of the Company's net revenues in fiscal 1996, 1995 and 1994, respectively. In August 1995, this distribution agreement was canceled effective December 31, 1995.
The Company sells used machinery and parts to the textile industry. The Company carries significant amounts of machinery and parts inventories to meet customers' requirements and to assure itself of an adequate supply of used machinery. The Company acts as a liquidator of textile mills and as a broker in the purchase and sale of such mills.

MARKETING AND SALES

The Company markets and sells knitting machines and related equipment primarily by maintaining frequent contacts with customers and understanding of its customers' individual business needs. Salespersons will set up competitive trials in a customer's plant and allow the customer to use the Company's machine in its own work environment alongside competing machines for two weeks to three months. The Company also offers customers the opportunity to send their employees to the Company for training courses on the operation and service of the machines and, depending on the number of machines purchased and the number of employees to train, may offer such training courses at the customer's facility. In addition, the Company exhibits its equipment at trade shows and uses its private showroom to demonstrate new machines. These marketing strategies are complemented by the Company's commitment to service and continuing education. The Company also produces, at its own expense, training videos for its major lines of equipment. At August 20, 1996, the Company employed approximately 18 salespersons and 28 technical representatives. In addition to its sales staff, the Company uses over 40 commission sales agents in a number of foreign countries in connection with its sales of used machines.
3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company's revenues are generated primarily from its distribution of textile equipment, principally knitting machines and dyeing and finishing equipment, to manufacturers of textile products and, to a lesser extent, from the sale of parts used in such equipment and the sale of used textile equipment.

RESULTS OF OPERATIONS

YEAR ENDED JUNE 29, 1996 COMPARED TO YEAR ENDED JULY 1, 1995

NET REVENUES. Net revenues in fiscal 1996 were $46.3 million as compared to $61.6 million in fiscal 1995, a decrease of $15.3 million, or 24.9%. This decrease reflects a $11.3 million decline in sales of hosiery equipment, a $7.3 million decline in sales of sweater manufacturing and related equipment, a $0.5 million decline in parts and other sales activities partially offset by a $3.8 million increase in sales of knitted fabric machines. The Company's backlog of unfilled orders for new and used machines at June 29, 1996, was $19.3 million as compared to $4.1 million at July 1, 1995. The improved level of backlog in 1996 results from substantially increased demand for sock knitting machines.

COST OF SALES. In fiscal 1996, cost of sales was $40.5 million as compared to $54.0 million in fiscal 1995, a decrease of $13.5 million, or 24.9%, matching the relative decline in revenues. Cost of sales as a percent of revenues was 87.6% in fiscal 1996, unchanged from fiscal 1995.

SELLING EXPENSES. Selling expenses increased to $4.2 million in fiscal 1996 from $3.6 million in fiscal 1995, an increase of 16.3%. Major elements in the increase were salespersons' salaries and commissions, warehouse and office space costs, travel, insurance, telecommunications, and insurance, partially offset by a decrease in letter of credit expenses.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses totaled $1,878,000, down by $17,000 from $1,895,000 in fiscal 1995. This small decrease resulted from declines in salaries and bonuses and bad debt provisions, partially offset by increases in professional fees and in life insurance expenses.

INTEREST EXPENSE. Interest expense is expressed net of interest income. In fiscal 1996, interest income exceeded interest expense by $43,000. Net interest income was $15,000 in fiscal 1995.

TAXES (BENEFIT) ON INCOME (LOSS) FROM CONTINUING OPERATIONS. The provision for income taxes in fiscal 1996 is a tax benefit of $29,000 on the $269,000 loss from continuing operations, or 10.8% of the loss. In the prior year, the tax provision was 39.8% of income before taxes. The current year effective rate reflects the combined effects of non-deductible entertainment and life insurance expenses and U.S. profits taxed at higher rates as compared to U.K. losses taxed at lower rates.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS. Net loss from continuing operations was $240,000 in fiscal 1996. This compares to net income of $1,294,000 in fiscal 1995.

LOSS FROM DISCONTINUED OPERATION. During the third quarter of fiscal 1996, management decided to discontinue the operations of the Company's CopyGuard Division which was in the development stage. CopyGuard was developing a computer-generated matrix to invisibly mark garments to prevent counterfeiting. However, its continuing cash funding requirements were diverting funds from the Company's core business while prospects of bringing the system to market, successfully, were diminishing. Although the system developed by CopyGuard functioned successfully from a technical point of view, the system had not proven to be commercially feasible for the prospective users. Consequently, in the third fiscal quarter of fiscal 1996, management elected to cease all CopyGuard operations, write off all assets of the CopyGuard Division and provide for any remaining expenses. The loss on CopyGuard operations was $55,000, after tax benefits. The loss on disposal of CopyGuard, after tax benefits, was $278,000. The combined loss on the discontinued operation was $333,000 or approximately $0.10 per share of outstanding common stock.
4

NET INCOME (LOSS). Net income applicable to common stock declined from $1.3 million in fiscal 1995 to a loss of $0.6 million. The 1996 loss is composed of $240,000 in losses from continuing operations and $333,000 in losses from discontinued operations. Net loss per share in fiscal 1996 was $0.17, composed of $0.07 from continuing operations and $0.10 from discontinued operations. These compare to $0.40 per share net income in fiscal 1995.

YEAR ENDED JULY 1, 1995 COMPARED TO YEAR ENDED JULY 2, 1994

NET REVENUES. Net Revenues in fiscal 1995 were $61.6 million as compared to $69.5 million in fiscal 1994, a decrease of $7.9 million, or 11.4%. This decrease reflects a $14.3 million decline in sales of hosiery equipment, partially offset by increases of $3.4 million in the sales of sweater machines and related equipment, $1.8 million in the sales of dyeing and finishing equipment, and $1.2 million in the sales of spare parts. The Company's backlog of unfilled orders for new and used machines at July 1, 1995, was $4.1 million as compared to $15.1 million at July 2, 1994. The decline in backlog is attributed to weakened demand for sock and sweater machines.

COST OF SALES. In fiscal 1995, cost of sales was $54.0 million as compared to $60.0 million for fiscal 1994, a decrease of $6.0 million, or 10.0%. Cost of sales as a percent of net revenues increased to 87.6% in fiscal 1995 as compared to 86.3% in fiscal 1994. Approximately 85% of this increase is attributable to increased field service expenses associated with new machines. The remainder is related to leveling of demand.

SELLING EXPENSES. Selling expenses increased to $3.6 million in fiscal 1995 from $2.4 million in fiscal 1994, an increase of 48.8%. This increase resulted from the start-up of the U.K. knitting machine division, as well as increased selling activities, overall. Major components of the increase were salespersons' salaries and commissions, advertising and exhibitions, travel, warehouse and office space cost, letter of credit expense and insurance expense.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses, at $1,895,000 in fiscal 1995, were down slightly from $1,942,000 in fiscal 1994. The decrease reflects declines in salaries and bonuses, partially offset by increases in payroll and other taxes and in provisions for losses on accounts receivable. As a percent of net revenues, general and administrative expenses were 3.1% in 1995 as compared to 2.8% in fiscal 1994, reflecting the 11.4% decrease in net revenues between the two fiscal years.

INTEREST EXPENSE. Interest expense is expressed net of interest income. In fiscal 1995, interest income exceeded interest expense by $15,000. Net interest expense was $6,000 in fiscal 1994.

TAXES ON INCOME. The provision for taxes on income in fiscal 1995 was 39.8% of income before taxes. The provision for taxes on income in fiscal 1994 was 36.2%.

NET INCOME. Net income applicable to common stock decreased to $1.3 million in fiscal 1995 from $3.3 million in fiscal 1994. Net income per share decreased to $0.40 as compared to $1.12 per share in fiscal 1994 on a 12.6% increase in the equivalent number of common shares outstanding.

JUMBERCA AGREEMENT
Prior to its amendment in March 1995, the Jumberca Agreement contained certain minimum purchase requirements for the Jumberca sweater and fabric knitting machines. The Company did not meet the minimum purchase requirements under the Jumberca Agreement with regard to either type of machine in fiscal 1995 due principally to weakened demand for such machines. Due, in part to the weakened demand, at the Company's request, in March 1995, the parties amended the Jumberca Agreement to eliminate the minimum purchase requirements thereunder and to allow for the termination of the agreement prior to its original termination date in January 1997. In accordance with the terms of the Jumberca Agreements, as amended in March 1995, the Company terminated the agreement with regard to the Jumberca fabric knitting machines in August 1995 and with regard to the Jumberca sweater knitting machines in December 1995. Although the weakened demand for the machines and the termination of the Jumberca Agreement had an adverse effect on net revenues in fiscal 1996, it did not have a significant effect on net income for the year.

LIQUIDITY AND CAPITAL RESOURCES
The Company's operations require a substantial line of letters of credit to cover its customers' orders. The Company's credit facility provides for an overall facility of $18.0 million for letters of credit, including up to $2.0 5 million in revolving funds. This facility expires October 31, 1996. Management believes that this facility will be extended for several additional years and will be revised appropriately to meet current financial requirements.

Working capital at June 29, 1996 was $16.3 million as compared to $17.6 million at July 1, 1995, a decline of $1.3 million. Operating activities in fiscal 1996 provided $6.4 million in funds. In fiscal 1995, such activities required $2.4 million. This improvement in cash flow from operations resulted essentially from substantial decreases in accounts receivable and inventories and an increase in accrued expenses and customers' deposits. In the current fiscal year, investing activities used $812,000 as compared to usage of $461,000 in the prior year. As a result, cash and cash equivalents increased by $5.5 million to total $8.0 million at June 29, 1996 as compared to $2.4 million at July 1, 1995.

SEASONALITY AND OTHER FACTORS
There are certain seasonal factors that may affect the Company's business. Traditionally, manufacturing businesses in Italy close for the month of August, and the Company's customers close for one week in July. Consequently, no shipments or deliveries, as the case may be, of machines distributed by the Company that are manufactured in Italy are made during these periods which fall in the Company's first quarter. In addition, manufacturing businesses in Italy generally close for two weeks in December, during the Company's second quarter. Fluctuations of customer orders or other factors may result in quarterly variations in net revenues from year to year.

EFFECTS OF INFLATION AND CHANGING PRICES
Management believes that inflation has not had a material effect on the Company's operations.

A substantial portion of the Company's machine and spare part purchases are denominated and payable in Italian lira. Currency fluctuations of the lira could result in substantial price level changes and therefore impede or promote import/export sales and substantially impact profits. However, to reduce exposure to adverse foreign currency fluctuations during the period from customer orders to payment for goods sold, the Company enters into forward exchange contracts. The Company is not able to assess the quantitative effect that such currency fluctuations could have upon the Company's operations. There can be no assurance that fluctuations in foreign currency exchange rates will not have a significant adverse effect on future operations.
6

MARKET AND DIVIDEND INFORMATION
The Company's Common Stock has been included for quotation on the NASDAQ National Market System under the NASDAQ symbol "SPZN" since October 1993. The following table sets forth, for the periods indicated, the high and low sale prices as reported by the NASDAQ National Market System.

                                                                                               HIGH      LOW
FISCAL 1995
First Quarter (ended October 1, 1994)                                                          $8.75    $6.00
Second Quarter (ended December 31, 1994)                                                        6.50     3.22
Third Quarter (ended April 1, 1995)                                                             5.38     3.38
Fourth Quarter (ended July 1, 1995)                                                             6.75     4.25

FISCAL 1996
First Quarter (ended September 30, 1995)                                                        5.12     3.50
Second Quarter (ended December 30, 1995)                                                        3.88     2.62
Third Quarter (ended March 30, 1996)                                                            4.50     2.50
Fourth Quarter (ended June 29, 1996)                                                            5.62     3.50

As of June 29, 1996, there were approximately 419 stockholders of record of the Common Stock.

The Company has never declared or paid any dividends on its Common Stock. On November 29, 1993, the Company purchased all of the 8,147 outstanding shares of its 5% noncumulative nonvoting preferred stock, par value $100 per share (the "5% Preferred Stock"), for $100.00 per share. Under the terms of the 5% Preferred Stock, the Company was obligated to pay a cash dividend of $5.00 per share in connection with this purchase. Consequently, on November 29, 1993, a dividend of $40,735 was paid to the former holders of the 5% Preferred Stock.

Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, surplus, restrictive covenants in agreements to which the Company may be subject, general business conditions and such other factors as the Board of Directors may deem relevant. The Company's present credit facility contains certain financial and other covenants that could limit the Company's ability to pay cash dividends on its capital stock.
7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Speizman Industries, Inc.

We have audited the accompanying consolidated balance sheets of Speizman Industries, Inc. and subsidiaries as of June 29, 1996 and July 1, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Speizman Industries, Inc. and subsidiaries at June 29, 1996 and July 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.
                                                          /s/ BDO Seidman, LLP
                                                          BDO SEIDMAN, LLP
Charlotte, North Carolina
September 10, 1996
8

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          YEAR ENDED
                                                            JUNE 29,        JULY 1,        JULY 2,
                                                              1996           1995           1994
NET REVENUES (Note 1)                                      $46,279,969    $61,596,833    $69,525,581
COSTS AND EXPENSES:
  Cost of sales                                             40,546,962     53,986,242     60,003,901
  Selling expenses                                           4,167,490      3,582,719      2,407,086
  General and administrative expenses                        1,878,193      1,894,915      1,942,375
     Total costs and expenses                               46,592,645     59,463,876     64,353,362
                                                              (312,676)     2,132,957      5,172,219
INTEREST (INCOME) EXPENSE, net of interest
  income of $126,522, $101,562 and $128,675                    (43,400)       (14,858)         6,393
  Income (loss) from continuing operations before taxes       (269,276)     2,147,815      5,165,826
TAXES (BENEFIT) ON INCOME from continuing operations
  (Note 5)                                                     (29,000)       854,000      1,869,000
INCOME (LOSS) from continuing operations                      (240,276)     1,293,815      3,296,826
DISCONTINUED OPERATION (Note 13):
  Loss from operations of CopyGuard, net of $33,000 tax        (55,115)            --             --
  Loss from disposal of CopyGuard, net of $166,000 tax        (277,675)            --             --
LOSS from discontinued operations                             (332,790)            --             --
NET INCOME (LOSS)                                             (573,066)     1,293,815      3,296,826
  Preferred stock dividends                                         --             --         40,735
NET INCOME (LOSS) APPLICABLE TO
  COMMON STOCK                                             $  (573,066)   $ 1,293,815    $ 3,256,091
PER SHARE DATA:
  Income (loss) from continuing operations                 $      (.07)   $      0.40    $      1.12
  Loss from discontinued operation                         $      (.10)            --             --
NET INCOME (LOSS)                                          $      (.17)   $      0.40    $      1.12
Weighted average number of common and equivalent shares      3,283,828      3,271,464      2,904,525

See accompanying summary of accounting policies and notes to consolidated financial statements.
9

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                JUNE 29,        JULY 1,
                                                                                  1996           1995
ASSETS
CURRENT:
  Cash and cash equivalents                                                    $ 7,981,723    $ 2,436,859
  Accounts receivable (Notes 2 and 6)                                           12,160,449     16,078,683
  Inventories (Notes 3 and 6)                                                   11,639,552     13,428,014
  Prepaid expenses and other current assets                                      2,340,111      2,458,355
     TOTAL CURRENT ASSETS                                                       34,121,835     34,401,911
PROPERTY AND EQUIPMENT: (Notes 4 and 7)
  Leasehold improvements                                                           550,684        543,874
  Machinery and equipment                                                        1,208,508        876,565
  Furniture, fixtures, and transportation equipment                              1,218,570        834,187
                                                                                 2,977,762      2,254,626
  Less accumulated depreciation and amortization                                (1,525,058)    (1,440,688)
     NET PROPERTY AND EQUIPMENT                                                  1,452,704        813,938
OTHER                                                                              574,685        488,609
                                                                               $36,149,224    $35,704,458
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT:
  Accounts payable                                                             $14,864,567    $15,056,927
  Customers' deposits                                                            2,723,466        884,881
  Accrued expenses                                                                 209,881        833,886
  Current maturities of long-term debt (Note 7)                                     11,051         13,190
     TOTAL CURRENT LIABILITIES                                                  17,808,965     16,788,884
LONG-TERM DEBT (Note 7)                                                            137,334        133,629
     TOTAL LIABILITIES                                                          17,946,299     16,922,513
COMMITMENTS (Notes 4, 9, 11, 12 and 14)
STOCKHOLDERS' EQUITY (Notes 8, 9 and 10):
  Common Stock -- par value $.10; authorized 6,000,000 shares; issued
     3,236,199 shares                                                              323,620        323,620
  Additional paid-in capital                                                    12,459,965     12,459,965
  Retained earnings                                                              5,524,360      6,097,426
  Foreign currency translation adjustment                                           (5,223)           731
     Total                                                                      18,302,722     18,881,742
  Treasury stock, at cost, 27,600 common shares                                    (99,797)       (99,797)
     TOTAL STOCKHOLDERS' EQUITY                                                 18,202,925     18,781,945
                                                                               $36,149,224    $35,704,458

See accompanying summary of accounting policies and notes to consolidated financial statements.
10

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                  FOREIGN
                                                       ADDITIONAL                 CURENCY
                       PREFERRED   COMMON     COMMON     PAID-IN     RETAINED   TRANSLATION  TREASURY  STOCKHOLDERS'
                         STOCK     SHARES     STOCK      CAPITAL     EARNINGS   ADJUSTMENT    STOCK       EQUITY
BALANCE, JULY 3,
  1993                 $894,152   1,998,841  $199,884  $ 2,595,488  $1,547,520    $    --    $(99,797)  $ 5,137,247
Net income before
  preferred stock
  dividend                   --         --        --            --   3,296,826         --         --      3,296,826
Preferred stock
  dividend                   --         --        --            --     (40,735)        --         --        (40,735)
Redemption of
  preferred stock      (894,152)        --        --            --          --         --         --       (894,152)
Conversion of
  preferred stock to
  common stock               --    240,770    24,077        55,376          --         --         --         79,453
Net proceeds of
  common stock
  offering                   --    864,609    86,461     9,163,885          --         --         --      9,250,346
Exercise of stock
  options                    --    130,729    13,073       174,841          --         --         --        187,914
Tax effect of
  exercise of stock
  options                    --         --        --       466,000          --         --         --        466,000
BALANCE, JULY 2,
  1994                       --   3,234,949  323,495    12,455,590   4,803,611         --    (99,797)    17,482,899
Net income                   --         --        --            --   1,293,815         --         --      1,293,815
Exercise of stock
  options                    --      1,250       125         4,375          --         --         --          4,500
Foreign currency
  translation
  adjustment                 --         --        --            --          --        731         --            731
BALANCE, JULY 1,
  1995                       --   3,236,199  323,620    12,459,965   6,097,426        731    (99,797)    18,781,945
Net loss                     --         --        --            --    (573,066)        --         --       (573,066)
Foreign currency
  translation
  adjustment                 --         --        --            --          --     (5,954)        --         (5,954)
BALANCE, JUNE 29,
  1996                 $     --   3,236,199  $323,620  $12,459,965  $5,524,360    $(5,223)   $(99,797)  $18,202,925

See accompanying summary of accounting policies and notes to consolidated financial statements.
11

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED
                                                                JUNE 29,      JULY 1,       JULY 2,
                                                                  1996         1995          1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                            $ (573,066)  $ 1,293,815   $ 3,296,826
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                173,336       166,965       193,133
     Provision for losses on accounts receivable                  113,500       171,477        17,850
     Provision for inventory obsolescence                         139,436       200,000       200,000
     Provision for deferred income taxes                          (58,000)      (75,000)      109,000
     Provision for deferred compensation                            6,782            (6)       28,788
     Foreign currency translation adjustment                       (5,954)          731            --
     (Increase) decrease in:
        Accounts receivable                                     3,804,734    (1,079,970)   (4,322,948)
        Inventories                                             1,649,026    (6,331,178)   (2,741,376)
        Prepaid expenses                                          159,244    (1,176,461)     (554,615)
        Other assets                                              (69,076)       43,662      (168,226)
     Increase (decrease) in:
        Accounts payable                                         (192,360)    5,015,062     2,237,330
        Accrued expenses and customers' deposits                1,214,580      (623,547)   (1,159,937)
     Net cash provided by (used in) operating activities        6,362,182    (2,394,450)   (2,864,175)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures -- other equipment                        (511,039)     (520,274)     (102,723)
  Capital expenditures -- equipment leased to customers          (648,620)           --            --
  Proceeds from property and equipment disposals                  347,557        59,377         3,501
     Net cash used in investing activities                       (812,102)     (460,897)      (99,222)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments on notes payable                                        --            --      (174,785)
  Principal payments on long-term debt                             (5,216)     (145,958)     (734,800)
  Net proceeds of common stock offering                                --            --     9,250,346
  Dividends on preferred stock                                         --            --       (40,735)
  Redemption of preferred stock                                        --            --      (814,699)
  Issuance of common stock upon exercise of stock options              --         4,500       187,914
     Net cash provided by (used in) financing activities           (5,216)     (141,458)    7,673,241
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            5,544,864    (2,996,805)    4,709,844
CASH AND CASH EQUIVALENTS, at beginning of year                 2,436,859     5,433,664       723,820
CASH AND CASH EQUIVALENTS, at end of year                      $7,981,723   $ 2,436,859   $ 5,433,664

See accompanying summary of accounting policies and notes to consolidated financial statements.
12

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of Speizman Industries, Inc. (the "Company") include all of its subsidiaries, all of which are majority owned. All material intercompany transactions (domestic and foreign) have been eliminated. The financial statements of the Company's United Kingdom subsidiary are translated from pounds sterling to U.S. dollars in accordance with generally accepted accounting principles.

REVENUE RECOGNITION
The major portion of the Company's revenues consists of sales and commissions on sales of machinery and equipment. The profit derived therefrom is recognized in full at the time of shipment, except that commissions receivable over more than one year are recognized at their discounted present value. Total sales commissions included in net revenues approximated $56,000, $286,000 and $142,000 for the years ended June 29, 1996, July 1, 1995 and July 2, 1994, respectively.

CASH AND CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short term maturity of these instruments.

INVENTORIES
Inventories are carried at the lower of cost or market. Cost is computed, in the case of machines, on an identified cost basis and, in the case of other inventories, on an average cost basis.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

FOREIGN EXCHANGE CONTRACTS
The Company enters into foreign currency contracts to reduce the foreign currency exchange risks. Foreign currency hedging contracts obligate the Company to buy a specified amount of a foreign currency at a fixed price in specific future periods. Realized and unrealized gains and losses are recognized in net income in the period of the underlying transaction. As of June 29, 1996, the Company had contracts maturing through June 1997 to purchase approximately
17.7 billion Lira for approximately $11.5 million which approximates the spot rate on that date.

TAXES ON INCOME
For fiscal years ended 1996, 1995 and 1994, the Company adopted the FAS Statement No. 109, "Accounting for Income Taxes", which changes the liability approach to calculating deferred income taxes set forth in Statement No. 96. The impact of adopting the rules on the Company's financial statements was not material.

INCOME PER SHARE
Income per share is computed on the weighted average number of common and equivalent shares outstanding during the period. Common equivalent shares include those common shares which would be issued upon the full conversion of the outstanding convertible preferred stock and those common shares issuable upon the exercise of the stock options, when dilutive, net of shares assumed to have been repurchased with the proceeds.
13

FISCAL YEAR
The Company maintains its accounting records on a 52-53 week fiscal year. The fiscal year ends on the Saturday closest to June 30. Years ending June 29, 1996, July 1, 1995 and July 2, 1994 included 52 weeks.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS
Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board
(FASB), encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method; however, it allows an entity to continue to measure compensation cost under Accounting Principles Board Opinion ("APB") No. 25. If the Company elects to retain the accounting under APB No. 25, then the standard requires pro forma disclosure of the effect on net income and earnings per share as if the fair value based method had been adopted. This pronouncement is effective for fiscal years beginning after December 15, 1995. Implementation of this pronouncement should have no material effect on the Company's financial statements.
14

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS AND CREDIT RISK CONCENTRATION
The Company is engaged in the distribution of machinery for the textile industry. With operations in the United States, Canada and the United Kingdom, the Company primarily sells to customers located within the United States. Export sales from the United States were approximately $7,196,000, $8,547,000 and $5,439,000 during fiscal 1996, 1995 and 1994, respectively. There were no export sales by the Canadian operations. Sales of the Company's United Kingdom subsidiary amounted to approximately $2,286,000 in 1996, essentially all of which were to customers in the United Kingdom.

Financial instruments which potentially subject the Company to credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

The Company reviews a customer's credit history before extending credit. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk the Company generally requires a down payment on large equipment orders.

A substantial amount of the Company's revenues are generated from the sale of sock knitting and other machines manufactured by Lonati, S.p.A. and one of its wholly owned subsidiaries (Santoni). Sales by the Company in the United States and Canada of machines manufactured by Lonati, S.p.A., generated the following percentages of the Company's net revenues: 46.2% in 1996, 44.4% in 1995 and 65.6% in 1994. In addition, sales of Santoni machines in the United States and Canada generated 4.8%, 9.3% and 4.4% of the Company's net revenues in fiscal 1996, 1995 and 1994, respectively. In 1996, approximately 9% and 6% of revenues consisted of sales to the Company's two largest customers. In 1995, approximately 7% and 5% of revenues consisted of sales to the Company's two largest customers. In 1994, approximately 14% and 13% of revenues consisted of sales to the Company's two largest customers. Generally, the customers contributing the most to the Company's net revenues vary from year to year.

NOTE 2 -- ACCOUNTS RECEIVABLE
Accounts receivable are summarized as follows:

                                                                                   JUNE 29,        JULY 1,
                                                                                     1996           1995
Trade receivables                                                                 $12,420,405    $16,285,841
Less allowance for doubtful accounts                                                 (259,956)      (207,158)
Net accounts receivable                                                           $12,160,449    $16,078,683

NOTE 3 -- INVENTORIES
Inventories are summarized as follows:

                                                                                   JUNE 29,        JULY 1,
                                                                                     1996           1995
Machines
  New                                                                             $ 1,645,825    $ 4,786,811
  Used                                                                              6,565,417      5,319,489
Parts and supplies                                                                  3,428,310      3,321,714
Total                                                                             $11,639,552    $13,428,014

15

NOTE 4 -- LEASES
The Company conducts its operations from leased facilities which include both offices and warehouses. Its primary operating facility is leased from a partnership in which Mr. Robert S. Speizman, the Company's president, has a 50% interest. The lease extends through March 1998. Lease payments to the partnership approximated $323,000, $204,000 and $168,000 in fiscal years 1996, 1995 and 1994, respectively.

The Company leases furniture and fixtures under noncancelable capital lease agreements which expire at various dates through 1998.

Capitalized leases included in property and equipment are summarized as follows:

                                                                                     JUNE 29,      JULY 1,
                                                                                       1996          1995
Furniture, fixtures and transportation equipment                                     $ 105,264    $  145,006
Less accumulated amortization                                                          (89,037)     (100,440)
Net leased property                                                                  $  16,227    $   44,566

As of June 29, 1996, future net minimum lease payments under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                                                                       CAPITAL    OPERATING
                                                                                       LEASES      LEASES
1997                                                                                   $12,006    $499,894
1998                                                                                     2,181     127,964
1999                                                                                     --         63,158
2000                                                                                     --         17,139
2001                                                                                     --          4,936
Beyond                                                                                   --         14,809
  Total minimum lease payments                                                         $14,187    $727,900
  Less amount representing interest                                                     (1,366)
  Present value of net minimum lease payments                                          $12,821

Total rent expense for operating leases approximated $791,400, $515,800 and $311,600 for fiscal years 1996, 1995 and 1994, respectively.
16

NOTE 5 -- TAXES ON INCOME
Provisions for federal and state income taxes applicable to continuing operations are made up of the following components:

                                                                            1996        1995         1994
Current:
  Federal                                                                 $114,000    $673,000    $1,556,000
  Foreign                                                                  (85,000)     74,000        --
  State                                                                      --        182,000       204,000
                                                                            29,000     929,000     1,760,000
Deferred:
  Federal                                                                  (58,000)    (54,000)       71,000
  State                                                                      --        (21,000)       38,000
                                                                           (58,000)    (75,000)      109,000
Total taxes (benefit) on income                                           $(29,000)   $854,000    $1,869,000

Deferred tax benefits and liabilities are provided for the temporary differences between the book and tax bases of assets and liabilities. Deferred tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                                                                                        JUNE 29,    JULY 1,
                                                                                          1996        1995
Net current assets                                                                      $436,000    $395,000
Net noncurrent liabilities                                                               (22,000)    (39,000)
                                                                                        $414,000    $356,000

Principal items making up the deferred income tax (assets) liabilities are as follows:

                                                                                            YEAR ENDED
                                                                                      JUNE 29,      JULY 1,
                                                                                        1996         1995
Inventory valuation reserves                                                          $(191,000)   $(225,000)
Depreciation                                                                             78,000       98,000
Deferred charges                                                                        (69,000)     (54,000)
Capitalized leases                                                                       (4,000)      (5,000)
Inventory capitalization                                                               (130,000)     (91,000)
Accounts receivable reserves                                                            (97,000)     (78,000)
Other                                                                                    (1,000)      (1,000)
  Net deferred tax asset                                                              $(414,000)   $(356,000)

17

The Company's effective income tax rates were different than the U.S. Federal statutory tax rate for the following reasons:

                                                                                    1996      1995     1994
U.S. Federal statutory tax rate                                                     34.0%     34.0%    34.0%
State income taxes, net of Federal income tax benefit                                --       3.5      3.7
Non-deductible expenses                                                             (15.8)    1.7      0.7
Foreign tax rates                                                                   (14.5)    1.2      --
Net tax effect of prior year adjustments                                             7.4      --       --
Other                                                                               (0.3 )    (0.6)    (2.2)
Effective tax rate                                                                  10.8%     39.8%    36.2%

NOTE 6 -- LINE OF CREDIT
The Company has a credit facility with NationsBank, expiring October 31, 1996. This facility provides $18.0 million including up to a maximum of $2.0 million for direct borrowings, with the balance available for the issuance of documentary letters of credit. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1% or the Federal Funds Effective Rate plus 1.5% for base rate loans and the 30, 60 or 90 day LIBOR rate plus 2.0% for LIBOR loans. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory, as defined in the loan agreement. (See Note 14)

This credit facility contains certain covenants that require, among other things, the Company to maintain levels of current assets to current liabilities, total liabilities to net worth, working capital, tangible net worth of $13,841,000, restrictions on dividends and certain fixed charge coverage. As of June 29, 1996, the Company was in compliance with such covenants.

NOTE 7 -- LONG-TERM DEBT
Long-term debt consists of:

                                                                    JUNE 29, 1996          JULY 1, 1995
                                                                  TOTAL      CURRENT     TOTAL      CURRENT
Capital lease obligations (Note 4)                               $ 12,821    $11,051    $ 16,037    $13,190
Other                                                             135,564      --        130,782      --
Total                                                             148,385    $11,051     146,819    $13,190
Current maturities                                                (11,051)               (13,190)
                                                                 $137,334               $133,629

Annual maturities of long-term debt are 1997, $11,051; 1998, $1,770; 1999, $0;
2000, $0; 2001, $0; thereafter, $135,564.
18

NOTE 8 -- STOCK OPTIONS
The Company has reserved 125,000, 250,000 and 145,000 shares of Common Stock under three employee stock plans, adopted in 1981, 1991 and 1995, respectively. As of June 29, 1996, options to purchase 11,522 shares under the 1981 Plan, 192,070 shares under the 1991 Plan, and 130,500 shares under the 1995 Plan were outstanding. Each option granted under the Plans becomes exercisable in cumulative increments of 20%, 50%, 80% and 100% on the first, second, third and fourth anniversaries of the date of grant, respectively, and subject to certain exceptions with regard to termination of employment and the percentage of outstanding shares of Common Stock owned, must be exercised within ten (10) years from the date of the grant. The option price under the 1981 and 1991 Plans, subject to certain exceptions, may not be less than 100% of the fair market value per share of Common Stock on the date of the grant of the option or 110% of such value for persons who control 10% or more of the voting power of the Company's stock on the date of the grant. The option price under the 1995 Plan is not limited and may be less than 100% of the fair market value on the date of the grant. A summary of employee stock option transactions and other information for 1996, 1995 and 1994 follows:

                                                                                       YEAR ENDED
                                                                             JUNE 29,    JULY 1,    JULY 2,
                                                                               1996       1995        1994
Shares under option, beginning of year                                        150,429    124,957     255,686
Options granted                                                               183,663     29,722       --
Options exercised                                                               --        (1,250)   (130,729)
Options expired                                                                 --        (3,000)      --
Shares under option, end of year                                              334,092    150,429     124,957
Options exercisable                                                           117,086     78,521      16,464
Prices of options exercised                                                     --       $.75 to    $ .75 to
                                                                                         $ 1.875     $3.1625
Prices of options outstanding, end of year                                    $.75 to    $.75 to    $ .75 to
                                                                              $  5.50    $  5.50     $  5.50

The Company has reserved 15,000 shares of Common Stock under a non-employee directors stock option plan adopted in 1995. Each option granted under the Plan becomes exercisable in cumulative increments of 50% and 100% on the first and second anniversaries of the date of the grant, respectively, and subject to certain exceptions must be exercised within ten (10) years from the date of the grant. The option price equals the fair market value per share of Common Stock on the date of the grant. Options to purchase 3,000 shares were granted and outstanding at the end of the year at a price of $2.875.

NOTE 9 -- STOCK REDEMPTION AGREEMENTS
The Company has an agreement with its principal stockholder whereby, upon his death, the Company is obligated to redeem a portion of the stock in the Company held by the estate. The redemption price for common stock is to be the fair market value of common stock, less 5%, plus any accrued dividends. In no case will the Company pay out more than the amount of life insurance proceeds received by the Company as a result of the death of the stockholder.

At June 29, 1996, there were 584,932 common shares covered by the above agreement. The face value of life insurance carried by the Company under this agreement amounts to $1,150,000.

NOTE 10 -- PREFERRED STOCK
During the fiscal year ended July 2, 1994, all of the Company's 5% Non-Voting Preferred Stock was redeemed and all of the Company's 5% Non-Voting Senior Convertible Preferred was converted into common stock.
19

NOTE 11 -- DEFERRED COMPENSATION PLANS
The Company has deferred compensation agreements with two employees providing for payments amounting to $2,056,680 upon retirement and from $1,546,740 to $2,181,600 upon death prior to retirement. One agreement, as modified, has been in effect since 1972 and the second agreement was effective October 1989. Both agreements provide for monthly payments on retirement or death benefits over fifteen year periods. Both agreements are funded under trust agreements whereby the Company pays to the trust amounts necessary to pay premiums on life insurance policies carried to meet the obligations under the deferred compensation agreements.

Charges to operations applicable to those agreements were approximately $53,885, $43,885 and $72,673 for the fiscal years 1996, 1995 and 1994, respectively.

NOTE 12 -- EMPLOYEES' RETIREMENT PLAN
The Company adopted a 401(k) retirement plan, effective October 1, 1989, for all qualified employees of the Company to participate in the plan. Employees may contribute a percentage of their pretax eligible compensation to the plan, and the Company matches 25% of each employee's contribution up to 4% of pretax eligible compensation. The Company's matching contributions totaled approximately $21,000, $17,000 and $13,000 in fiscal years 1996, 1995 and 1994, respectively.

NOTE 13 -- DISCONTINUED OPERATION
During fiscal 1996, management decided to discontinue the operations of the Company's CopyGuard Division, which was in the development stage. CopyGuard was developing a computer-generated matrix to invisibly mark garments to prevent counterfeiting. However, its continuing cash funding requirements were diverting funds from the Company's core business while prospects of bringing the system to market, successfully, were diminishing. Although the system developed by CopyGuard functioned successfully from a technical point of view, the system had not proven to be commercially feasible for the prospective users. Consequently, in the third fiscal quarter of fiscal 1996, management elected to cease all CopyGuard operations, write off all assets of the CopyGuard Division and provide for any remaining expenses. The loss on disposal of CopyGuard was $333,000, after income tax benefits, or approximately $0.10 per share of outstanding common stock. Costs incurred during fiscal year ended 1995 related to software development and were deferred.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES
The Company had outstanding commitments backed by letters of credit of approximately $13,244,000 and $8,916,000 at June 29, 1996 and July 1, 1995,
respectively, relating to the purchase of machine inventory for delivery to customers.

The Company has not obtained product liability insurance to date due to the prohibitive cost of such insurance. The nature and extent of distributor liability for product defects is uncertain. The Company has not engaged in manufacturing activities since 1990, and management presently believes that there is no material risk of loss to the Company from product liability claims against the Company as a distributor.

NOTE 15 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                      YEAR ENDED
                                                                          JUNE 29,     JULY 1,      JULY 2,
                                                                            1996        1995         1994
Cash paid during year for:
  Interest                                                                $  81,578   $  86,704   $   135,068
  Income taxes                                                              120,086     524,464     2,079,097

20

CORPORATE INFORMATION

OFFICERS

Robert S. Speizman
CHAIRMAN OF THE BOARD
AND PRESIDENT

Josef Sklut
VICE PRESIDENT-FINANCE,
TREASURER AND SECRETARY

TRANSFER AGENT AND
REGISTRAR
First-Citizens Bank
& Trust Co.
Corporate Trust Dept.
P.O. Box 29522
Raleigh, N.C. 27626

DIRECTORS

Robert S. Speizman
CHAIRMAN OF THE BOARD
AND PRESIDENT

Steven P. Berkowitz
CHAIRMAN OF THE BOARD
OF MARWEN FOUNDATION

William Gorelick
PRIVATE INVESTOR

Scott C. Lea
CHAIRMAN OF THE BOARD,
LANCE, INC.

Josef Sklut
VICE PRESIDENT-FINANCE,
TREASURER AND SECRETARY

LOCATIONS

Speizman Industries, Inc.
Executive Offices:
508 W. Fifth Street
Charlotte, N.C. 28202

Speizman Industries, Inc.
59 Tec Street
Hicksville, N.Y. 11801

Speizman Canada, Inc.
5205 boul. Metropolitain est,
Suite 3
Montreal, Quebec H1R 1Z7
Canada

Speizman Industries
(Europe) Limited
Unit 3F, 77 Waterside Road,
Hamilton Industrial Park,
Leicester LE5 1TL, England

LISTING

Speizman Industries, Inc.
Common Stock is listed
on the NASDAQ National
Market System under the
symbol "SPZN."

GENERAL COUNSEL

Odom & Groves, P.C.
Charlotte, N.C.

INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BDO Seidman, LLP
Charlotte, N.C.

FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the year ended June 29, 1996, may be obtained without charge by writing:

Mr. Josef Sklut
Speizman Industries, Inc.
P.O. Box 31215
Charlotte, N.C. 28231

                        (Speizman logo) SPEIZMAN
                                        INDUSTRIES, INC.